Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

December 26, 2023

VIA EDGAR

Re:	North Haven Net REIT
Form 10-12G
Filed November 14, 2023
File No. 000-56611

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of North Haven Net REIT (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), marked to show changes from the Registration Statement initially filed on November 13, 2023. The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated December 18, 2023, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	December 26, 2023

Registration Statement on Form 10-12G

General

1.	Because the company is a blind pool with no operating history and is dependent on Morgan Stanley and its affiliates, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

The Company respectfully notes that Industry Guide 5 was published as a guide for the preparation and filing of registration statements for offerings of securities pursuant to the Securities Act of 1933, as amended (the “Securities Act”).1 The Company respectfully submits that the Registration Statement does not constitute an offer of securities of the Company or any other Morgan Stanley entity. Rather, the Registration Statement is being filed by the Company on a voluntary basis to provide current information to holders of the Company’s common shares in the future. The Company’s common shares will be offered pursuant to the Company’s private placement memorandum as well as any memorandum used for subsequent offerings (collectively, as amended and/or supplemented from time to time, the “Offering Memorandum”) in reliance upon the exemption from registration thereunder provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Accordingly, the Company respectfully submits that Industry Guide 5 does not apply to the Registration Statement, which is being filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that it would not be appropriate to include such disclosure in a registration statement under the Exchange Act.

In support of the above conclusion, the Company also considered the framework of the rules as set forth in Items 801 and 802 of Regulation S-K promulgated under the Exchange Act, and in particular, in the context of a registration statement on Form 10. Item 801 applies only to registration statements under the Securities Act and requires that such registration statements contain the information set forth in the applicable industry guide. Conversely, Item 802 applies to registration statements under the Exchange Act. However, Guide 5 information is only required to be included for registrations under the Securities Act pursuant to Item 801, not registrations under the Exchange Act pursuant to Item 802. The Company also notes that the Commission has specifically extended the applicability of certain Securities Act Industry Guides to registrations for certain types of organizations under the Exchange Act Industry Guides, but the Commission has not done so with respect to Guide 5. For example, in the Exchange Act Industry Guides, Guide 3 and Guide 4 relate to the disclosures of bank holding companies and unpaid claims and claim adjustment expenses of property casualty underwriters, respectively, and specifically state that each guide applies to the business portion of registration statements filed on Form 10. There is no such corresponding requirement included for Exchange Act Industry Guide 5.2

1 See Securities Act Release No. 5692 (March 17, 1976). While Industry Guide 5, by its terms, applies only to real estate limited partnerships, in 1991 the Commission stated that “the requirements contained in the Guide should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings” (emphasis added). See Securities Act Release No. 33-6900 (June 25, 1991).

2 See Exchange Act Industry Guide 3 (now Regulation S-K 1400) (“This Guide applies to the description of business portion of bank holding company registration statements filed on Form 10 (Item 1) [17 CFR 249.210], in proxy and information statements relating to mergers, consolidations, acquisitions and similar matters (Item 14 of Schedule 14A and Item 1 of Schedule 14C) [17 CFR 240.14a-101 and 240.14c-101], and in reports filed on Form 10-K (Item 1) [17 CFR 249.310].”) (emphasis added); Exchange Act Industry Guide 4 (“The Guide applies to the description of business portion of registration statements filed on Form 10 (Item 1) [17 CFR 249.210], in proxy and information statements relating to mergers, consolidations, acquisitions, and similar matters (Item 14 of Schedule 14A and Item 1 of Schedule 14C) [17 CFR 240.14a-101 and 240.14c-101], and in reports filed on Form 10-K (Item 1) [17 CFR 249.310]”) (emphasis added).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	December 26, 2023

To further establish that Industry Guide 5 does not apply to the Registration Statement, the Company respectfully notes that there are a number of additional disclosure requirements set forth in Industry Guide 5 that are inapplicable to a registration statement on Form 10 under the Exchange Act. For example, the following requirements of Industry Guide 5 are exclusively applicable to an offering of securities under the Securities Act (and would not apply in the context of the Registration Statement, which is being filed under the Exchange Act):

1.	Basic information about the offering, including the termination date of the offering, any maximum / minimum required purchase and any arrangements to place the funds received in an escrow trust or similar arrangement;[3]

2.	Suitability standards, if any, to be utilized by the registrant in determining the acceptance of subscription agreements;[4]

3.	Use of proceeds from the offering of securities;[5]

4.	Compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses), which the general partner and its affiliates may earn or receive in connection with the offering;[6]

5.	If a material portion of the maximum net proceeds is not committed to specific properties, disclosure of (a) the identity of the individuals who will make the investment decisions with appropriate background information and (b) that no specific properties are identified;[7]

6.	Where a reasonable probability exists that a property will be acquired and the funds to be expended represent a material portion of the net proceeds of the minimum offering, a description of such property;[8]

7.	Federal tax aspects of the offering, including tax consequences an investor can reasonably expect from an investment in the offering;[9]

8.	Plan of distribution;[10]

9.	Limitations on content included in sales literature;[11] and

10.	Various undertakings relating to an ongoing offering of securities.[12]

3 See Section 1. Cover Page.

4 See Section 2. Suitability Standards

5 See Section 3. Summary of the Partnership and Use of Proceeds.

6 See Section 4. Compensation and Fees to the General Partners and Affiliates.

7 See Section 9. Management; Section 11. Description of Real Estate Investments.

8 See Section 11. Description of Real Estate Investments.

9 See Section 12. Federal Taxes.

10 See Section 18. Plan of Distribution

11 See Section 19. Summary of Promotional and Sales Literature.

12 See Section 20. Undertakings.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	December 26, 2023

Similarly, Section 2325.1 of the Financial Reporting Manual for the Division of Corporation Finance states that “‘Blind pool’ offerings have different Securities Act and Exchange Act reporting requirements with respect to real estate acquisitions both during and after the distribution period.” The Note to Section 2325.1 states that “The distribution period is the period during which the registrant is conducting a continuous 1933 Act registered offering through a registration statement subject to Industry Guide 5” (emphasis added). In addition, Item 20 of Industry Guide 5 requires companies that have filed registration statements for “blind pool” offerings pursuant to Rule 424 promulgated under the Securities Act to include undertakings to file sticker supplements and to consolidate all stickers in a post-effective amendment filed once every 3 months during the distribution period.

Furthermore, the Company respectfully submits that many of the disclosure requirements set forth in Industry Guide 5 conflict with the Commission’s rules and regulations that will govern the Company’s continuous private offering. For example, the Company’s common shares are being offered in reliance upon the exemption from registration thereunder provided by Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder. Pursuant to Rule 506(b) of Regulation D, the Company intends only to sell to “accredited investors” (as defined in Rule 501(a) of Regulation D) and may not engage in general solicitation or advertising to market its securities. The Company respectfully notes that disclosure of, for example, the prior performance of a sponsor may run afoul of the prohibition against general solicitation as the purpose of the prior performance disclosures required by Industry Guide 5 is to provide prospective investors with information related to the investment experience of the sponsor to enable them to make an informed investment decision, which may be interpreted as marketing the sponsor, and, in turn, the Company’s private offering.

Notwithstanding the forgoing, the Company respectfully submits that, while the Registration Statement is not subject to the disclosure requirements of Industry Guide 5, the Registration Statement does contain certain disclosures that are comparable to the portions of Industry Guide 5 that are applicable to a registration statement under the Exchange Act, as set forth in Form 10, such as conflicts of interests, risk factors, investment objectives and policies, material federal tax considerations, description of the securities, and repurchase terms, and that otherwise would not be inconsistent with the Commission’s rules and regulations that govern the Company’s continuous private offering.

Finally, the Company respectfully notes the following excerpt from CF Disclosure Guidance: Topic No. 6, under the heading “Prior Performance”:

“In a typical public offering of securities registered under the Securities Act, a potential investor can evaluate, among other things, the registrant’s financial condition and operating history in making an investment decision. In the case of an initial public offering of shares of a non-traded REIT, the registrant typically does not yet own real estate assets, has no operating history and has not identified any specific assets to acquire with the offering proceeds. Therefore, potential investors in the initial public offering of a non-traded REIT cannot base their investment decision on the registrant’s financial condition or operating history or on an analysis of its stated use of proceeds. This raises the question of how investors can evaluate the sponsor in order to make an informed investment decision.”

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	December 26, 2023

As noted above, the purpose of the prior performance information required under Industry Guide 5 is to provide prospective investors with material information regarding the sponsor and its prior programs (since information regarding the issuer’s financial condition and operating history is not yet available), so as to enable the investor to make an informed investment decision. However, the Registration Statement is not an offering of securities and, generally, no investor will make an investment decision based on the Registration Statement. Instead, the Company’s common shares are being offered pursuant to the Offering Memorandum in reliance upon the exemption from registration thereunder provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The Company’s common shares will not be listed on any exchange, so the Company does not anticipate any secondary market developing for the common shares. However, the Company acknowledges the theoretical possibility that secondary transactions of the common shares may occur (in transactions not involving the Company), and, in connection therewith, such secondary purchasers may review the Company’s Registration Statement and other public filings under the Exchange Act in connection with their investment decision. Instead, the Repurchase Plan will serve as the shareholders’ sole meaningful source of liquidity. Further, to the extent any such secondary transaction occurred, it presumably would occur at a time in which information regarding the Company’s financial condition and operating history would then be available through the Company’s Exchange Act filings (e.g., Form 10-Ks, Form 10-Qs and Form 8-Ks), as the Company intends to use (1) the net proceeds of the initial closing of its private offering (i.e., the time at which third party investors will first become shareholders of the Company) and (2) Morgan Stanley’s commitment to purchase $25 million in Class E shares and/or Class E Operating Partnership units, to acquire a significant investment portfolio. Therefore, the Company respectfully notes that prior performance information regarding Morgan Stanley would not be material to an investor.

2.	We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Additionally, if there is a significant difference between the previous period price and the price at which you would issue shares to a new investor, clarify whether investors would have an opportunity to rescind their subscription. Similarly, if there is a significant decrease in price since the time someone submitted their repurchase request, clarify whether the investor would have an opportunity to revoke their request.

The Company will offer its common shares only through investment professionals or other financial intermediaries that have a selling agreement with Morgan Stanley Distribution, Inc., the dealer manager for the Company’s private offering and an indirect, wholly-owned subsidiary of Morgan Stanley (the “Dealer Manager”). Subscriptions to purchase the Company’s common shares may be made on an ongoing basis, but investors may only purchase the Company’s common shares pursuant to accepted subscription orders as of the first business day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker-dealer, and payment of the full purchase price of the Company’s common shares being subscribed at least five business days prior to the first business day of the month (unless waived by the Dealer Manager or otherwise agreed to between the Dealer Manager and the applicable participating broker-dealer). Completed subscription requests will not be accepted by the Company before the first business day of each month. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-6-	December 26, 2023

The transaction price generally will be available 15 calendar days after the last calendar day of each month; however, in certain circumstances, the transaction price will not be made available until a later time. The purchase price per share of each class will be equal to the then-current transaction price, which will generally be the Company’s prior month’s NAV per share for such class as of the last calendar day of such month, plus applicable upfront selling commissions and dealer manager fees. The Company will provide notice of the transaction price directly to the financial intermediaries that participate in the private offering, based on contractually agreed forms between each such financial intermediary and the Company. The Company respectfully notes that, unlike a non-traded REIT that is required to file NAV supplements under Rule 424(b) promulgated under the Securities Act, the Company does not have a template for future NAV disclosures. However, the investor will know the purchase price per share prior to the Company’s acceptance of the subscription order.

Further, as described in the Registration Statement, pursuant to the Company’s share repurchase plan (the “Repurchase Plan”), an investor may request their common shares be repurchased by the Company by submitting a repurchase request and required documentation by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable calendar quarter. Repurchases will be made at the transaction price in effect on the last business day of the quarter, which is generally equal to the prior month’s NAV per share for such class. An investor may withdraw its repurchase request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter.

3.	We note that you are conducting a private offering in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933. It appears that you have not filed a Form D. Please advise.

Pursuant to the instructions to Item 7 of Form D, an issuer must file a new notice with the Commission for each new offering of securities no later than 15 calendar days after the “date of first sale” of securities in the offering. The Company respectfully notes that the “date of first sale” has not occurred with respect to its private offering. However, the Company intends to file a Form D in connection with the private offering prior to or within 15 calendar days after the “date of first sale.”

4.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company acknowledges that the Registration Statement becomes effective automatically 60 days after its initial filing with the Commission and that the Company will then be subject to the reporting requirements of the Exchange Act even if comments remain outstanding. To the extent applicable, the Company undertakes to address any such outstanding comments in a post-effective amendment to the Registration Statement.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-7-	December 26, 2023

Item 1. Business, page 6

5.	Please disclose the amount you are seeking to raise in your private placement offerings.

The Company respectfully notes that, as disclosed in the Registration Statement, it is a perpetual-life REIT. As indicated on Page 6 of Amendment No. 1, the Company uses the term “perpetual-life REIT” to describe an investment vehicle of indefinite duration, whose common shares are intended to be sold by the Company monthly on a continuous basis at a price generally equal to the Company’s prior month’s NAV per share. As such, the Company is not able to accurately provide an estimate of the amount it seeks to raise in its continuous private offering.

Item 1. Business, Operating Structure and REIT Considerations, page 15

6.	Please revise the diagram on page 16 to clearly show the relationships among the company, MSREI and MSREI Holding.

The Company has added a footnote to the diagram on page 16 of Amendment No. 1 to clarify that Morgan Stanley holds its interest in the Company through MSREI Holding, a wholly-owned subsidiary of Morgan Stanley. Additionally, the Company respectfully notes that MSREI is not a separate legal entity, but rather a branding term used to refer to Morgan Stanley’s real estate investment management business; the Company has added clarifying disclosure on page 1 of Amendment No. 1.

Item 1. Business, Share Repurchase Plan, page 28

7.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Repurchase Plan. The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance. By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (SEC No-Action Letter dated September 12, 2016) (“BREIT”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017) (“Griffin”). As shown below, the Company’s Repurchase Plan contains substantially each of these key features.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-8-	December 26, 2023

Key Features of the Repurchase Plan	BREIT	Griffin	The Company
• All material information relating to the Repurchase Plan will be fully and timely disclosed to all shareholders. The terms of the Repurchase Plan will be fully disclosed in the Offering Memorandum and the most recently determined NAV per share for each class of the Company’s common shares will always be available on the Company’s website and toll-free information line.[13]	√	√	√
• The Company will not solicit repurchases under the Repurchase Plan other than through the Offering Memorandum and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.	√	√	√
• Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common shares.[14]	√	√	√

13 We note that each of Griffin and BREIT conducted continuous public offerings of common stock that were registered under the Securities Act, and, accordingly, disclosed the terms of its respective programs in a prospectus or supplement thereto, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Therefore, the Company will provide substantially the same disclosure in its Offering Memorandum. We do not believe the registered or private nature of the offering is determinative, as the condition relates to the disclosure of the program terms to investors in the disclosure document provided to such investor at the time the investor makes an investment decision. See also, e.g., Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program, while conducting a continuous private offering of its common stock).

14 While BREIT’s program provided for the repurchase of shares on a monthly basis, the Company’s Repurchase Plan is consistent with Griffin in this respect, which provided for quarterly repurchases. We also note that, while each of BREIT and Griffin undertook to file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares, the Company intends to file a Form 8-K under the Exchange Act, or otherwise disclose to all shareholders each quarter the applicable repurchase price to ensure each shareholder receives substantially the same information that would otherwise be included in the Company’s prospectus supplement if it was undertaking a registered offering under the Securities Act. For each calendar quarter, the Company intends to set the Repurchase Deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors, both of which, the applicable repurchase price and the Repurchase Deadline for such quarter, is expected to be included in a Form 8-K filed by the Company or otherwise disclosed to all shareholders. Consistent with the BREIT program, in the unlikely case that the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-9-	December 26, 2023

• Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[15]	√	√	√
• Repurchases under the Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common shares as of the last calendar day of the immediately preceding month of the applicable quarter.[16]	√	√	√
• If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the Repurchase Plan for such quarter will be made on a pro rata basis.[17]	√	√	√

15 See supra note 2.

16 As a result of monthly repurchases, the BREIT program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes basing the 5% quarterly limitation on the average aggregate NAV as of the end of the immediately preceding three months is more appropriate, as it provides for a current record of the Company’s NAV.

17 See supra note 2.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-10-	December 26, 2023

• Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the second to last business day of the applicable quarter.[18]	√	√	√
• Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a supplement to the Offering Memorandum, or periodic report filed by the Company, as well as on the Company’s website.[19]	√	√	√
• There will be no established regular trading market for the Company’s common shares. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	√	√	√
• The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of trustees. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	√	√	√
• The Repurchase Plan is open to all shareholders.	√	√	√

18 See supra note 2. We note that the Company requires any withdrawal request to be received by 4:00 p.m. Eastern time on the second to last business day of the applicable quarter, rather than the last business day.

19 See supra notes 1 and 2.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-11-	December 26, 2023

8.	We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to its Repurchase Plan and has determined that its Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 130

9.	Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder.

The Company has revised the disclosure on page 130 of Amendment No. 1 to identify all natural persons who exercise sole or shared voting and/or dispositive powers with respect the shares held by MSREI Holding.

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-12-	December 26, 2023

Please do not hesitate to call me at (202) 636-5924 or Nathan Briggs at (202) 636-5915 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Mary Beth Breslin
Paul Cline
Wilson Lee

North Haven Net REIT
Douglas Armer, Chief Financial Officer and Head of Capital Markets

Simpson Thacher & Bartlett LLP
Nathan Briggs